UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated June 28, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: June 28, 2012

BluePhoenix Solutions Strengthens the Board of Directors and Appoints Enterprise Technology Expert, Harel Kodesh

Technology veteran and EVP of VMWare, Harel Kodesh, joins the BluePhoenix board as part of a major restructuring process.

Herzlia, Israel – June 28, 2012 – BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the leading provider of tools and services for modernizing legacy systems and applications, announced Harel Kodesh as a new member of the Board of Directors effective immediately.  “Harel is a highly respected expert in Enterprise Technology with extensive experience and BluePhoenix will benefit greatly from this; we are lucky to have him on board.” said Matt Bell, President & CEO.

Harel Kodesh is an Executive Vice President at VMWare Inc. Until very recently he was President of the Cloud Division at EMC, the world's leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. (EMC is a majority stake owner at VMware). While at EMC Kodesh was also the CEO of Mozy, a wholly owned EMC company focused on personal information management in the cloud. Mozy helps individuals protect, manage, and enrich their ever-growing quantity of personal digital information. Prior to EMC, Kodesh previously served as Chief Product Officer at Amdocs, Inc., a leading provider of software and services to the communications industry. Prior to Amdocs, Kodesh held a variety of executive positions at Microsoft, including Vice President of the Information Appliance Division. Kodesh also served as President and CEO of Wingcast, Inc, a company formed by Qualcomm and Ford Motor Company.

“Legacy systems are becoming a very expensive problem for companies and the industry needs a company like BluePhoenix with a strong reputation and technology to address this need.” said Harel Kodesh.  He went on to say “Whether firms are moving to Java, .NET, or the Cloud, BluePhoenix is one of the only companies focused exclusively on helping clients with the transformation and I am excited to be a member of the board.”

“We are almost complete with our transformation as a company and are back to what we do best, which is safely helping customers revitalize technology they chose over 20 years ago,” said Bell.  BluePhoenix’s “go to market” strategy is to focus on their partner network with companies such as IBM (www.ibm.com ), CSC (www.csc.com ), and HP (www.hp.com) as well as technology venders like Microsoft (www.microsoft.com )and Oracle (www.oracle.com) enabling their customer to have seamless transitions.

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 9 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects”, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure of the Company's shareholders to approve the transactions described above; the failure of the banks holding the first lien on the Company's assets to consent to the transactions described above; the failure to successfully defend claims brought against the Company; the failure of the Company to pursue other capital raising transactions; the failure of the company to repay its debts to lenders and banks; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com . All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
www.bphx.com
BluePhoenix Solutions
+972-9-9526110
GMarkowitz@bphx.com